

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

Zhenyang Shi
Chairman and Chief Executive Officer
POMDOCTOR LIMITED
Yongxu Industrial Park
No.19-23 Hejing Road, Dongsha Street
Liwan District, Guangzhou 510000
People's Republic of China

      Re: POMDOCTOR LIMITED
          Amendment No. 2 to Draft Registration Statement on Form F-1
          Submitted July 18, 2023
          CIK No. 0001877971

Dear Zhenyang Shi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted July 18, 2023

Cover Page

1. We note your response to comments 4 and 17, as well as your revised disclosure that "[a]s of the date of this prospectus, there is no cash flows or transfers of other assets among the Company, our WFOE and the VIE, and there is no dividends or distributions that the VIE or its subsidiaries have made to our Company" and that "we have not made any dividends or distributions to U.S. investors." Revise here and on page 12 to also expand your discussion to include your Hong Kong subsidiary. In connection therewith, reconcile with your description of how "[c]ash is transferred among the Company, Guangzhou

Pomegranate Cloud Medical Health Medical Technology Co., Ltd . . . ," and in particular your disclosure that "funds are transferred to our WFOE, from the Company as needed . . . " and that "our WFOE and the VIE lend to and borrow from each other from time to time" (e.g., revise to state that such transfers may but have not occurred, if true, as such disclosure appears to indicate that there have been certain cash flows or transfers despite your disclosure that there have been no cash flows or transfers to date). Last, where you refer to your sections entitled "Summary — Financial Significance of the VIE" and "Summary Consolidated Financial Data," also include a reference to your consolidated financial statements in addition to such summary.

2. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash and/or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIE by the PRC government to transfer cash and/or assets. On the cover page, provide cross-references to these other discussions.

3. We note your section entitled "Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities" on page 12. Please also briefly discuss here such limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIE or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.

4. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.). Clarify whether your discussion of how "[c]ash is transferred among the Company . . . " pertains to any memorialized policy. In the alternative, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

5. Where you discuss that "[yo]ur corporate structure is subject to risks relating to [y]our contractual arrangements," also explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company.

6. We note your response to comment 5 and reissue. Please state on the cover page and in the prospectus summary, as you do on page 60, that "holders of Class B ordinary shares need to keep holding at least   % of total outstanding ordinary shares in order to continue to control the outcome of the above matters submitted to shareholders for approval."

In connection therewith, we also note that you deleted your discussion of your dual class voting structure in your prospectus summary on page 11. Revise to include such description in your prospectus summary.

Summary of Risk Factors, page 3

7. For each summary risk factor related to your corporate structure and doing business in China, please include a cross-reference to the relevant individual detailed risk factor.

Permissions Required from the PRC Authorities for Our Operations and Offerings, page 5

8. We note your disclosure regarding "permissions that are material for [your] operations." The disclosure here should not be qualified by materiality. Please make appropriate revisions here and throughout your prospectus, as applicable. Further, in addition to discussing permission requirements from the State Administration Regulation, the CSRC and CAC, expand your discussion to address whether you, your subsidiaries or the VIE is covered by permission requirements from any other governmental agency that is required to approve you, your subsidiaries' or the VIE's operations. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.

9. We note your response to comment 12, as well as your revised disclosure that "[g]iven the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant governmental authorities, we may be required to obtain additional licenses, permits, filings or approvals for our functions and services in the future." Revise to also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs are required to obtain such permissions or approvals in the future.

Prospectus Summary, page 6

10. We note your response to comment 15, as well as your revised disclosure that "we still are and will be the primary beneficiary of the VIE, and for accounting purpose only, we treated the VIE . . . ." Revise to clarify that you are and will be the primary beneficiary of the VIE for accounting purposes only and only to the extent that you satisfy the conditions required for consolidation of the VIE under U.S. GAAP.

Financial Significance of the VIE, page 9

11. Please tell us why the amounts presented for the Parent in the summary financial information herein differ from the information presented in Note 21 to your financial statements.

Risk Factors
"The PRC governmental authorities' significant oversight and discretion over our business operation . . . ", page 50

12.   We note your response to comment 24, as well as your revised disclosure that "[t]he PRC governmental authorities have significant oversight and discretion over the conduct of our business, and they may intervene or influence our operations at any time, which could result in . . . ." As applicable, please also describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

Capitalization, page 72

13.   Please revise to include current indebtedness in your capitalization. Refer to Item 3B of Form 20-F.

Enforceability of Civil Liabilities, page 74

14.   We note your disclosure that a "majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States." Revise to identify such individuals and state whether they are located in the PRC or Hong Kong. Additionally, please include a risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

Contractual Arrangements with the VIE and Its Shareholders, page 77

15.   We note your revisions changing references to "our VIE" to "the VIE" throughout your prospectus, but you maintain a reference to "our VIE" here. Please revise, so as to refrain from using terms such as "we" or "our" when describing activities or functions of a VIE.

Impact of the COVID-19 Pandemic on Our Operations and Financial Performance, page 84

16.   We note your response to comment 28, as well as your revised disclosure that you "recorded a decreased number of doctors issuing prescriptions, from 2,804 in the second quarter of 2021, to 2,253 in the same period in 2022, and from 2,811 in the third quarter of 2021, to 2,054 in the same period in 2022," as well as your disclosure that "[t]he average number of our transacting patients decreased from 18,610 in the second quarter of 2021 to 14,870 in the same period in 2022, and from 18,747 in the third quarter of 2021, to 13,235 in the same period in 2022." Please provide a more balanced picture for investors by also discussing here the relevant results in the first and fourth quarters.

Please address how you recorded over 80,000 doctors issuing prescriptions and over 600,000 transaction patients in such years cumulatively, given that your second and third quarters do not appear to have significantly contributed to such cumulative amounts.

Principal [and Selling] Shareholders, page 143

17. Please disclose in footnotes (3), (4), (5), (6), (7) and (8) the natural persons with investment and/or voting control over Nova Compass Investment Limited, Jiangsu Elite Healthcare Industry Investment Fund (Limited Partnership), Shanghai Zhongwei Anjian Venture Capital Partnership (Limited Partnership), Dazi Jinnuo Investment Management Consulting Co, Beijing Sequoia Enterprise Information Management Consulting Center (Limited Partnership) and Jiangsu Gaotou Bangsheng Venture Capital Partnership (Limited Partnership). Also update the heading in this section to reflect that you are no longer contemplating a resale offering by certain selling shareholders, if true.

Financial Statements, page F-1

18. It appears that you have had a change in your independent accountant. Please provide the disclosures required by Item 16F of Form 20-F or tell us why you believe the disclosures are not required.

Notes to Financial Statements
Note 4 - Accounts Receivable, page F-24

19. We note that your revenue increased by approximately 12 percent in fiscal year ended December 31, 2022, compared to December 31, 2021, wherein your accounts receivable increased approximately 92 percent in the same comparable period. Please tell us, and disclose in an appropriate place, the reason for the significant increase in accounts receivable.

You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Steve Lin